FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local Stock Exchanges. This letter informs about the distribution of dividends approved by the Ordinary Shareholders’ Meeting held on March 17, 2022 and about an optional tax regime applicable to such dividend that, shareholders entitled to the distribution, may elect. The same information contained in this letter, together with local payment instructions will be published in the Chilean newspaper “El Mercurio”, on March 18, 2022.

Santiago, March 17, 2022.

Mr.

Kevin Cowan Logan

Vice-president

Financial Market Commission

Present

Mr. Vice-president:

I hereby inform you that, at the Ordinary Shareholders’ Meeting of this institution held today, the payment of dividend No.210 was approved in the amount of CLP$5.34393608948 per share out of the net income for the financial year 2021.

Likewise, the shareholders may opt to apply all or part of their dividend under the optional and transitional taxation regime that provides for the payment of a substitute tax for the final taxes, named ISFUT, in accordance with the provisions of transitory article 25 of Law No. 21,210. The deadline to exercise such option is 1:00 p.m. on March 29, 2022 (Santiago de Chile time).

For shareholders who elect the ISFUT option, 11.12877% of the dividend will be withheld for each share under the ISFUT option. The amount withheld will be used to pay the ISFUT.

Shareholders registered in the applicable register at midnight March 25, 2022 shall be entitled to receive this dividend.

The dividend will be paid to all eligible shareholders on 31 March 2022 onwards at any branch of Banco de Chile.

Sincerely,

Eduardo Ebensperger

Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2022.

Banco de Chile

/s/ Eduardo Ebensperger

By Eduardo Ebensperger CEO